File No. 812-________

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

APPLICATION FOR AN ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

In the Matter of the Application of

BROOKFIELD REAL ASSETS INCOME FUND INC., BROOKFIELD PRIVATE REAL ASSETS MASTER FUND L.P., BROOKFIELD PSG ICAV - BROOKFIELD PRIVATE REAL ASSETS QIAIF FUND, BROOKFIELD REAL ASSETS HYBRID ACCESS TRUST (CANADA), BROOKFIELD SUPERCORE INFRASTRUCTURE PARTNERS L.P., BROOKFIELD SUPER-CORE INFRASTRUCTURE PARTNERS (TE) L.P., BROOKFIELD SUPER-CORE INFRASTRUCTURE PARTNERS (NUS) L.P., BROOKFIELD SUPER-CORE INFRASTRUCTURE PARTNERS (ER) SCSP, BROOKFIELD INFRASTRUCTURE DEBT FUND II LP, BROOKFIELD INFRASTRUCTURE DEBT FUND II-A LP, BROOKFIELD INFRASTRUCTURE DEBT FUND II-B LP, BROOKFIELD INFRASTRUCTURE DEBT FUND EUROPE II SCSP, BROOKFIELD INFRASTRUCTURE DEBT FUND EUROPE II-A SCSP RAIF, BROOKFIELD INFRASTRUCTURE FUND III, L.P., BROOKFIELD INFRASTRUCTURE FUND III-A, L.P., BROOKFIELD INFRASTRUCTURE FUND III-B, L.P., BROOKFIELD INFRASTRUCTURE FUND III-D, L.P., BROOKFIELD INFRASTRUCTURE FUND III-A (CR), L.P., BROOKFIELD INFRASTRUCTURE FUND III-D (CR), L.P., BROOKFIELD INFRASTRUCTURE FUND IV, L.P., BROOKFIELD INFRASTRUCTURE FUND IV-A, L.P., BROOKFIELD INFRASTRUCTURE FUND IV-B, L.P., BROOKFIELD INFRASTRUCTURE FUND IV-C, L.P., BROOKFIELD INFRASTRUCTURE FUND IV-ER SCSP, BROOKFIELD INFRASTRUCTURE PARTNERS L.P., BROOKFIELD RENEWABLE PARTNERS LP, BROOKFIELD GLOBAL TRANSITION FUND-A, L.P., BROOKFIELD GLOBAL TRANSITION FUND-B, L.P., BROOKFIELD GLOBAL TRANSITION FUND-C, L.P., BROOKFIELD GLOBAL TRANSITION FUND (ER) SCSP, BROOKFIELD ASSET MANAGEMENT INC., BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CANADA), L.P., BROOKFIELD PUBLIC SECURITIES GROUP LLC

Brookfield Place
250 Vesey Street, 15th Floor
New York, New York 10281-1023
(212) 549-8408

Copies to:

Brian F. Hurley, Esq. Brookfield Public Securities Group LLC Brookfield Place 250 Vesey Street New York, NY 10281-1023 (212) 549-8408	Michael R. Rosella, Esq. Vadim Avdeychik, Esq. Paul Hastings LLP 200 Park Avenue New York, NY 10166 (212) 318-6000

I.	Summary of Application

A.	Overview

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act” or “Act”)1, and Rule 17d-l thereunder,2 authorizing certain joint transactions that otherwise may be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the Commission under the 1940 Act:

•	Brookfield Real Assets Income Fund Inc. (“RA”), an externally managed registered investment company that is classified as a diversified closed-end investment company under the Act;

•	Affiliated Funds (defined below), including the Existing Affiliated Funds listed on Schedule A hereto;

•	Brookfield Public Securities Group LLC (“PSG”), an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), which serves as the investment adviser to RA, on behalf of itself and its successors;[3]

•	Brookfield Asset Management Inc. (“BAM”), on behalf of itself and its successors; and

•	Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P. (BAM PIC), an investment adviser registered under the Advisers Act, which serves as the investment adviser to the Affiliated Funds, on behalf of itself and its successors (and, together with RA, the Affiliated Funds, PSG, and BAM, the “Applicants”).

The relief requested in this application (the “Application”) would allow a Regulated Fund (defined below) (or any Wholly Owned Investment Sub (defined below) of such Regulated Fund), one or more other Regulated Funds (or any Wholly Owned Investment Sub of such Regulated Fund) and/or one or more Affiliated Investors to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) of the Act and the rules thereunder. All existing entities that currently intend to rely on the Order have been named as Applicants, and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions set forth below in this Application4 (the “Conditions”).

B.	Defined Terms

For the purposes of this Application (and except as otherwise provided herein):

“Adviser” means any Existing Adviser and any Future Adviser (defined below); together with any future investment adviser that (i) controls, is controlled by or is under common control with BAM, as applicable, and (ii) (a) is registered as an investment adviser under the Advisers Act or (b) is a relying adviser of an investment adviser that is registered under the Advisers Act and that controls, is controlled by or is under common control with BAM, and (iii) is not a Regulated Fund or a subsidiary of a Regulated Fund.

[1]	Unless otherwise indicated, all section references herein are to the Act.

[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.

[3]	For the purposes of the requested Order, a “successor” includes an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

[4]	No Regulated Fund or Affiliated Fund that relies on this Order will rely on any other order of the Commission authorizing Co-Investment Transactions pursuant to sections 17(d) and 57(i) of the Act and no entity that relies on another such order of the Commission will rely on this Order.

“Affiliated Fund”5 means the Existing Affiliated Funds, any Future Affiliated Fund or any Brookfield Proprietary Account (as defined below).

“Advisers to Affiliated Funds” means BAM PIC and any other Adviser that, in the future, serves as investment adviser to one or more Affiliated Funds.

“BDC” means a business development company under the Act.6

“BDC Downstream Fund” means, with respect to any Regulated Fund that is a BDC, an entity (i) that the BDC directly or indirectly controls, (ii) that is not controlled by any person other than the BDC (except a person that indirectly controls the entity solely because it controls the BDC), (iii) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act, (iv) whose investment adviser is an Adviser, (v) that is not a Wholly-Owned Investment Sub, and (vi) that intends to participate in the Co-Investment Program.

“Board” means the board of directors (or the equivalent management persons) of a Regulated Fund.

“Board-Established Criteria” means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which the Adviser to the Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund’s Objectives and Strategies. If no Board-Established Criteria are in effect, then the Regulated Fund’s Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund’s then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum earnings before interest, taxes, depreciation and amortization (“EBITDA”) of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser to the Regulated Fund may from time to time recommend criteria for the Board’s consideration, but Board-Established Criteria will become effective only if approved by a majority of the Independent Directors. The Independent Directors of a Regulated Fund may at any time rescind, suspend or qualify their approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

“ “Brookfield Proprietary Accounts” means BAM, or any direct or indirect, wholly- or majority-owned subsidiary of BAM, that, from time to time, may hold various financial assets in a principal capacity.”

“Close Affiliate” means the Adviser, the Regulated Funds, the Affiliated Funds and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose), except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D).

“Code” means the Internal Revenue Code of 2017, as amended.

[5]	Affiliated Funds may include funds that are ultimately structured as collateralized loan obligation funds (“CLOs”). Such CLOs would be investment companies but for the exception provided in Section 3(c)(7) of the Act or their ability to rely on Rule 3a-7 under the Act. During the investment period of a CLO, the CLO may engage in certain transactions customary in CLO formations with another Affiliated Fund on a secondary basis at fair market value. For purposes of the Order, any securities that were acquired by an Affiliated Fund in a particular Co-Investment Transaction (as defined below) that are then transferred in such customary transactions to an Affiliated Fund that is or will become a CLO (an “Affiliated Fund CLO”) will be treated as if the Affiliated Fund CLO acquired such securities in the Co-Investment Transaction. For the avoidance of doubt, any such transfer from an Affiliated Fund to an Affiliated Fund CLO will be treated as a Disposition and completed pursuant to terms and conditions of the Application, though Applicants note that the Regulated Funds would be prohibited from participating in such Disposition by Section 17(a)(2) or Section 57(a)(2) of the Act, as applicable. The participation by any Affiliated Fund CLO in any such Co-Investment Transaction will remain subject to the Order.

[6]	Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

“Co-Investment Program” means the proposed co-investment program that would permit one or more Regulated Funds and/or one or more Affiliated Funds to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 57(a)(4) and Rule 17d-1 by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price; and (b) making Follow-On Investments (as defined below).

“Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly Owned Investment Sub) participated together with one or more Affiliated Funds, and/or one or more other Regulated Funds (or its Wholly Owned Investment Sub) in reliance on the Order.

“Disposition” means the sale, exchange or other disposition of an interest in a security of an issuer.

“Eligible Directors” means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund’s Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o) of the Act.

“Existing Advisers” means PSG, and BAM PIC that provide investment management services to one or more Exiting Regulated Funds and Existing Affiliated Funds.

“Existing Affiliated Fund” means an investment fund listed on Schedule A hereto (a) whose investment adviser or sub-adviser is an Adviser, and (b) that either (i) would be an investment company but for Section 3(c)(1) 3(c)(7) or 3(c)(5)(C) of the Act (together with each such entity’s direct and indirect wholly owned subsidiaries); provided that an entity sub-advised by an Adviser is included in this term only if such Adviser serving as sub-adviser controls the entity.

“Existing Regulated Fund” means RA.

“Follow-On Investment” means an additional investment in the same issuer, including, but not limited to, through the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

“Future Adviser” means any future investment adviser that (a) controls, is controlled by or is under common control with BAM, (b) (i) is registered as an investment adviser under the Advisers Act or (ii) is a relying adviser of an investment adviser that is registered under the Advisers Act and that controls, is controlled by or is under common control with BAM, and (c) is not a Regulated Fund or a subsidiary of a Regulated Fund.

“Future Affiliated Fund”  means any entity formed in the future (a) whose investment adviser is an Adviser, (b) that either (x) would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7), or (y) relies on Rule 3a-7, (c) that intends to participate in the Co-Investment Program and (d) that is not a BDC Downstream Fund.

“Future Regulated Fund” means a closed-end management investment company (a) that is registered under the Act or has elected to be regulated as a business development company; (b) whose investment adviser is an Adviser; and (c) that intends to participate in the Co-Investment Program.

“Independent Director” or “Non-Interested Director” means a member of the Board of Directors or Trustees of any Regulated Fund (or other relevant entity) who is not an “interested person” as defined in Section 2(a)(19) of the Act. No Independent Director of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

“JT No-Action Letters” means SMC Capital, Inc., SEC Staff No-Action Letter (Sept. 5, 1995); Massachusetts Mutual Life Insurance Company, SEC Staff No-Action Letter (June 7, 2000); and Massachusetts Mutual Life Insurance Company, SEC Staff No-Action Letter (July 28, 2000).

“Objectives and Strategies” means with respect to any Regulated Fund, its investment objectives and strategies, as described in its most current filings with the Commission under the Securities Act of 1933, as amended (the “Securities Act” or “1933 Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Act, and its most current report to stockholders.

“Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds (or its Wholly Owned Investment Sub) without obtaining and relying on the Order.

“Pre-Boarding Investments” are investments in an issuer held by a Regulated Fund as well as one or more Affiliated Funds and/or one or more other Regulated Funds that were acquired prior to participating in any Co-Investment Transaction:

(a)	in transactions in which the only term negotiated by or on behalf of such funds was price in reliance on one of the JT No-Action Letters; or

(b)	in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Fund or other Regulated Fund.

“Regulated Funds” means (a) the Existing Regulated Fund and (b) the Future Regulated Funds.

“Required Majority” means a required majority, as defined in Section 57(o) of the Act.7

“Tradable Security” means a security that at the time of Disposition:

(i) trades on a national securities exchange or designated offshore securities market, as defined in Rule 902(b) under the Securities Act;

(ii) is not subject to restrictive agreements with the issuer or other security holders; and

(iii) trades with sufficient volume and liquidity (findings as to which are documented by the Advisers to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by Section 2(a)(41)) at which the Regulated Fund has valued the investment.

“Wholly Owned Investment Sub” means any entity (a) that is wholly owned by a Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (b) whose sole business purpose is to hold one or more investments and issue debt on behalf or in lieu of such Regulated Fund; (c) with respect to which such Regulated Fund’s Board has the sole authority to make all determinations with respect to the entity’s participation under the Conditions to this Application; and (d) that either (i) would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act or (ii) relies on Rule 3a-7 under the Act.

II.	Applicants

A.	Brookfield Real Assets Income Fund Inc. (RA)

RA is a Maryland corporation that is structured as an externally managed, diversified closed-end investment company. It is registered as an investment company under the Investment Company Act, and its shares are registered under the Securities Act for the offer and sale to the public. RA’s outstanding shares of common stock are listed on the NYSE (where it trades under the ticker symbol “RA”).

[7]	In the case of a Regulated Fund that is a registered closed-end investment company, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o) of the Act.

RA’s Objectives and Strategies are to obtain a high total return, primarily through high current income and secondarily through growth of capital, by investing primarily in the real asset class. The real asset class includes real estate securities, infrastructure securities, and natural resources securities.

The Board of Directors of RA (the “RA Board”) is comprised of five directors, four of whom are Independent Directors of RA.

B.	Brookfield Public Securities Group LLC (PSG)

PSG, a Delaware limited liability company and indirect wholly owned subsidiary of BAM, is registered as an investment adviser under the Advisers Act. It serves as investment adviser to RA. PSG is responsible for implementing and administering the investment strategies of each of these entities. Its investment team of portfolio managers consists of those individuals named as portfolio managers from time to time in the publicly available periodic reports, press releases and other disclosure documents for RA. As of November 30, 2021, investment vehicles and other client accounts managed or advised by PSG and its affiliates had approximately $20 billion of assets under management.

PSG’s investment team is responsible for reviewing and approving investments for each of RA. PSG has developed a robust allocation process as part of its overall compliance policies and procedures. Any other Adviser to a Regulated Fund will be registered as an investment adviser under the Advisers Act.

C.	Brookfield Asset Management Inc. (BAM)

Brookfield is a public company that is engaged in the business of providing alternative asset management services globally, with a focus on investing in long-life, high-quality real assets across real estate, infrastructure, renewable power, and private equity. BAM is organized as a corporation in Ontario, Canada, and is headquartered in Toronto, Canada. It provides a wide variety of investment products to its investors, including private funds,8 listed issuers,9 and public securities.10 In addition, BAM (including its affiliates) makes investments, as principal, in private funds that it has established and for which it serves as investment manager, in the listed issuers and other listed securities, and in its residential development business and energy marketing activities. As of September 30, 2021, BAM had approximately $650 billion of assets under management.

D.	Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P. (BAM PIC)

BAM PIC, is a limited partnership organized under the laws of Canada, and is registered as an investment adviser under the Advisers Act. It serves as an investment adviser to the Affiliated Funds. BAM PIC is responsible for implementing and administering the investment strategies of each of these entities.

E.	Existing Affiliated Funds

A complete list of the Existing Affiliated Funds is included in Schedule A.

III.	Order Requested

The Applicants respectfully request an Order of the Commission under Sections 17(d) and 57(i) and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds to enter into Co-Investment Transactions with each other.

[8]	Brookfield’s private funds include real estate funds, infrastructure funds, and private equity funds that it or an affiliate has established and for which it (or an affiliate) serves as investment manager.

[9]	Brookfield’s listed issuers include the following public limited partnerships for which it or an affiliate serves as general partner: Brookfield Property Partners L.P., Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P., and Brookfield Business Partners L.P. Each of these entities is organized as a Bermuda limited partnership, and each is engaged in an operating business that would not cause it to be an “investment company” as defined in Section 3(a)(1) of the 1940 Act.

[10]	Brookfield, through PSG, provides investment management services for investment in public securities to separately managed accounts, mutual funds, and closed-end funds (including RA).

The Regulated Funds and the Affiliated Funds seek relief to enter into Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by either or both of Section 17(d) or Section 57(a)(4) and the Rules under the Act. This Application seeks relief in order to (i) enable the Regulated Funds and Affiliated Funds to avoid, among other things, the practical commercial and/or economic difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

Similar to the standard precedent used for the majority of co-investment applications (collectively, the “Standard Precedent”), the Applicants seek relief that would permit Co-Investment Transactions in the form of initial investments, Follow-On Investments and Dispositions of investments in an issuer. In these cases, the terms and Conditions of this Application would govern the entire lifecycle of an investment with respect to a particular issuer, including both the initial investment and any subsequent transactions. Unlike the Standard Precedent, the Applicants also seek the ability to make Follow-On Investments and to dispose of investments in issuers where the Regulated Funds and Affiliated Funds did not make their initial investments in reliance on the Order. The Applicants seek this flexibility because the Regulated Funds and Affiliated Funds may, at times, invest in the same issuer without engaging in a prohibited joint transaction but then find that subsequent transactions with that issuer would be prohibited under the Act. Through the proposed “onboarding process,” discussed below, the Applicants would, under certain circumstances, be permitted to rely on the Order to complete subsequent Co-Investment Transactions. In Section A.1. below, the Applicants first discuss the overall investment process that would apply to initial investments under the Order as well as subsequent transactions with issuers. In Sections A.3. and A.4. below, the Applicants discuss additional procedures that apply to Follow-On Investments and Dispositions, including the onboarding process that applies when initial investments were made without relying on the Order.

A.	Overview

Advisers are presented with a substantial number of investment opportunities each year on behalf of their clients and must determine how to allocate those opportunities in a manner that, over time, is fair and equitable to all of their clients, without violating the prohibitions on joint transactions included in rule 17d-1 and section 57(a)(4) of the Act. Such investment opportunities may be Potential Co-Investment Transactions. Thus, Applicants are seeking the relief requested by this Application for certain initial investments, Follow-On Investments and Dispositions as described below.

Applicants discuss the need for the requested relief in greater detail in Section III.C below.

The Applicants represent that the Advisers have established rigorous processes for allocating initial investment opportunities, opportunities for subsequent investment in an issuer and dispositions of securities holdings reasonably designed to treat all clients fairly and equitably. As discussed below, these processes will be extended and modified in a manner reasonably designed to ensure that the additional transactions permitted under the Order will both (i) be fair and equitable to the Regulated Funds and Affiliated Funds and (ii) comply with the Conditions contained in the Order.

1.	The Investment Process

The investment process consists of three stages: (i) the identification and consideration of investment opportunities (including follow-on investment opportunities); (ii) order placement and allocation; and (iii) consideration by the Regulated Fund’s Board when a Potential Co-Investment Transaction is being considered by the Regulated Fund, as provided by the Order.

(a)	Identification and Consideration of Investment Opportunities

Advisers are organized and managed such that portfolio management teams (“Investment Teams”),11 responsible for evaluating investment opportunities and making investment decisions on behalf of clients, are promptly notified of the opportunities.

Opportunities for Potential Co-Investment Transactions may arise when investment advisory personnel of an Adviser become aware of investment opportunities that may be appropriate for one or more Regulated Funds and one or more Affiliated Funds. If the requested Order is granted, the Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that, when such opportunities arise, the Advisers to the relevant Regulated Funds are promptly notified and receive the same information about the opportunity as any other Advisers considering the opportunity for their clients. In particular, consistent with Condition 1, if a Potential Co-Investment Transaction falls within the then-current Objectives and Strategies and any Board-Established Criteria of a Regulated Fund, the policies and procedures will require that the relevant Investment Team responsible for that Regulated Fund receive sufficient information to allow the Regulated Fund’s Adviser to make its independent determination and recommendations under Conditions 1, 2(a), 6, 7, 8 and 9 (as applicable).12 In addition, the policies and procedures will specify the individuals or roles responsible for carrying out the policies and procedures, including ensuring that the Advisers receive such information. After receiving notification of a Potential Co-Investment Transaction under Condition 1(a), the Adviser to each applicable Regulated Fund, working through the applicable Investment Team, will then make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

Applicants represent that, if the requested Order is granted, the investment advisory personnel of the Advisers to the Regulated Funds will be charged with making sure they identify, and participate in this process with respect to, each investment opportunity that falls within the Objectives and Strategies and Board-Established Criteria of each Regulated Fund. Applicants assert that the Advisers’ allocation policies and procedures are structured so that the relevant investment advisory personnel for each Regulated Fund will be promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of such Regulated Fund.

(b)	Order Placement and Allocation

General. If an Adviser to a Regulated Fund deems the Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate, it will formulate a recommendation regarding the proposed order amount for the Regulated Fund. In doing so, the Adviser may consider such factors, among others, as investment guidelines, issuer, industry and geographical concentration, availability of cash and other opportunities for which cash is needed, tax considerations, leverage covenants, regulatory constraints (such as requirements under the Act), investment horizon, potential liquidity needs, and the Regulated Fund’s risk concentration policies.

Allocation Procedure. For each Regulated Fund and Affiliated Fund whose Adviser recommends participating in a Potential Co-Investment Transaction, the applicable Investment Team will approve the investment and the investment amount. Thereafter, a representative of the applicable Investment Team will notify the allocation committee that coordinates and facilitates an order submission process with a designated representative of each applicable Investment Team of a Regulated Fund and Affiliated Fund to the extent such investment is consistent with its Board-Established Criteria and/or falls within its then-current investment objectives and strategies. Prior to the External Submission (as defined below), each proposed order or investment amount may be reviewed and adjusted, in accordance with the applicable Advisers’ written allocation policies and procedures, by both the allocation committee, consisting of legal, compliance and operations personnel, and/or the applicable Investment Team of the Adviser.13 The order of a Regulated Fund or Affiliated Fund resulting from this process is referred to as its “Internal Order.” The final Internal Order with respect to any Regulated Fund will be submitted for approval by the Required Majority of such participating Regulated Fund(s) in accordance with the Conditions and as discussed in Section III.A.1(c) below.

[11]	Investment Teams responsible for an area of investment may, but need not, include investment professionals and senior management from among one or more of the Advisers.

[12]	Representatives from each Adviser to a Regulated Fund are members of each Investment Team, or are otherwise entitled to participate in each meeting of any Investment Team, that is expected to approve or reject recommended investment opportunities falling within its Regulated Funds’ Objectives and Strategies and Board-Established Criteria. Accordingly, the policies and procedures may provide, for example, that the Adviser will receive the information required under Condition 1 in conjunction with its representatives’ participation in the relevant Investment Team.

[13]	The reason for any such adjustment to a proposed order amount will be documented in writing and preserved in the records of the Advisers.

If the aggregate Internal Orders for a Potential Co-Investment Transaction do not exceed the size of the investment opportunity immediately before the submission of the orders to the underwriter, broker, dealer or issuer, as applicable (the “External Submission”), then each Internal Order will be fulfilled as placed. If, however, the aggregate Internal Orders for a Potential Co-Investment Transaction exceed the size of the investment opportunity immediately before the External Submission, then the allocation of the opportunity will be made pro rata on the basis of the size of the Internal Orders.14

If, after that External Submission, the size of the opportunity is increased or decreased, or if the terms of such opportunity, or the facts and circumstances applicable to the Regulated Funds’ or the Affiliated Funds’ consideration of the opportunity, change, the participants will be permitted to submit revised Internal Orders in accordance with written allocation policies and procedures that the Advisers will establish, implement and maintain; provided that, if the size of the opportunity is decreased such that the aggregate of the original Internal Orders would exceed the amount of the remaining investment opportunity, then upon submitting any revised order amount to the Board of a Regulated Fund for approval, the Adviser to the Regulated Fund will also notify the Board promptly of the amount that the Regulated Fund would receive if the remaining investment opportunity were allocated pro rata on the basis of the size of the original Internal Orders. The Board of the Regulated Fund will then either approve or disapprove of the investment opportunity in accordance with Condition 2, 6, 7, 8 or 9, as applicable.

Compliance. The Applicants represent that the Advisers’ allocation review process is a robust process designed as part of their overall compliance policies and procedures to ensure that every client is treated fairly and that the Advisers are following their allocation policies. The entire allocation process is monitored and reviewed by the legal and compliance team, led by the general counsel and chief compliance officer, and approved by the Board of each Regulated Fund.

(c)	Approval of Potential Co-Investment Transactions

A Regulated Fund will enter into a Potential Co-Investment Transaction with one or more other Regulated Funds and/or Affiliated Funds only if, before the Regulated Fund’s participation in the Potential Co-Investment Transaction, the Required Majority approves it in accordance with the Conditions of this Order. A Regulated Fund may participate in Pro Rata Dispositions (defined below) and Pro Rata Follow-On Investments (defined below) without obtaining prior approval of the Required Majority in accordance with Conditions 6(c)(i) and 8(b)(i).

2.	Delayed Settlement

All Regulated Funds and Affiliated Funds participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. However, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa. Nevertheless, in all cases, (i) the date on which the commitment of the Affiliated Funds and Regulated Funds is made will be the same even where the settlement date is not and (ii) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other.

[14]	The Advisers will maintain records of all proposed order amounts, Internal Orders and External Submissions in conjunction with Potential Co-Investment Transactions. Each applicable Adviser will provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with the Conditions.

3.	Permitted Follow-On Investments and Approval of Follow-On Investments

From time to time the Regulated Funds and Affiliated Funds may have opportunities to make Follow-On Investments in an issuer in which a Regulated Fund and one or more other Regulated Funds and/or Affiliated Funds previously have invested and continue to hold an investment. If the Order is granted, Follow-On Investments will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Funds and in accordance with the proposed procedures discussed above and with the Conditions of the Order.

The Order would divide Follow-On Investments into two categories: (i) if the Regulated Funds and Affiliated Funds holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer, then the terms and approval of the Follow-On Investment (hereinafter referred to as “Standard Review Follow-Ons”) would be subject to the process discussed in Section III.A.3(a) below and governed by Condition 8; and (ii) if the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment (hereinafter referred to as “Enhanced Review Follow-Ons”) would be subject to the same “onboarding process” discussed in Section III.A.3(b) below and governed by Condition 9.

(a)	Standard Review Follow-Ons

A Regulated Fund may invest in Standard Review Follow-Ons either with the approval of the Required Majority using the procedures required under Condition 8(c) or, where certain additional requirements are met, without Board approval under Condition 8(b).

A Regulated Fund may participate in a Standard Review Follow-On without obtaining the prior approval of the Required Majority if it is (i) a Pro Rata Follow-On Investment or (ii) a Non-Negotiated Follow-On Investment.

A “Pro Rata Follow-On Investment” is a Follow-On Investment (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investments in the issuer or security, as appropriate,15 immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in the pro rata Follow-On Investments as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, its approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund’s Eligible Directors in accordance with Condition 8(c).

A “Non-Negotiated Follow-On Investment” is a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Funds and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.

Applicants believe that these Pro Rata and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Adviser and, therefore, do not warrant the time or the attention of the Board. Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board’s periodic review in accordance with Condition 10.

(b)	Enhanced Review Follow-Ons

One or more Regulated Funds and/or one or more Affiliated Funds holding Pre-Boarding Investments may have the opportunity to make a Follow-On Investment that is a Potential Co-Investment Transaction in an issuer with respect to which they have not previously participated in a Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Follow-On Investment subject to the requirements of Condition 9. These enhanced review requirements constitute an “onboarding process” whereby Regulated Funds and Affiliated Funds may utilize the Order to participate in Co-Investment Transactions even though they already hold Pre-Boarding Investments. For a given issuer, the participating Regulated Funds and Affiliated Funds need to comply with these requirements only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 8 under the standard review process.

[15]	See note 30, below.

4.	Dispositions

The Regulated Funds and Affiliated Funds may be presented with opportunities to sell, exchange or otherwise dispose of securities in a transaction that would be prohibited by Rule 17d-1 or Section 57(a)(4), as applicable. If the Order is granted, such Dispositions will be made in a manner that, over time, is fair and equitable to all of the Regulated and Affiliated Funds and in accordance with procedures set forth in the proposed Conditions to the Order and discussed below.

The Order would divide these Dispositions into two categories: (i) if the Regulated Funds and Affiliated Funds holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer, then the terms and approval of the Disposition (hereinafter referred to as “Standard Review Dispositions”) would be subject to the process discussed in Section III.A.4(a) below and governed by Condition 6; and (ii) if the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition (hereinafter referred to as “Enhanced Review Dispositions”) would be subject to the same “onboarding process” discussed in Section III.A.4(b) below and governed by Condition 7.

(a)	Standard Review Dispositions

A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority using the standard procedures required under Condition 6(d) or, where certain additional requirements are met, without Board approval under Condition 6(c).

A Regulated Fund may participate in a Standard Review Disposition without obtaining the prior approval of the Required Majority if (i) the Disposition is a Pro Rata Disposition or (ii) the securities are Tradable Securities and the Disposition meets the other requirements of Condition 6(c)(ii).

A “Pro Rata Disposition” is a Disposition (i) in which the participation of each Regulated Fund and each Affiliated Investor is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition;16 and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in pro rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund’s Eligible Directors.

In the case of a Tradable Security, approval of the required majority is not required for the Disposition if: (x) the Disposition is not to the issuer or any affiliated person of the issuer;17 and (y) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Investors is price. Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board’s periodic review in accordance with Condition 10.

(b)	Enhanced Review Dispositions

One or more Regulated Funds and/or one or more Affiliated Investors that have not previously participated in a Co-Investment Transaction with respect to an issuer may have the opportunity to make a Disposition of Pre-Boarding Investments in a Potential Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Investors may rely on the Order to make such Disposition subject to the requirements of Condition 7. As discussed above, with respect to investment in a given issuer, the participating Regulated Funds and Affiliated Investors need only complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review Follow-On Investment or an Enhanced Review Disposition.18 Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 6 or 8 under the standard review process.

[16]	See note 28, below.

[17]	In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that entities participating in the Disposition do not benefit to the detriment of Regulated Funds that remain invested in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be seeking to reduce its short term assets (i.e., cash) to pay down long term liabilities.

[18]	However, with respect to an issuer, if a Regulated Fund’s first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On Investment in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On Investment.

5.	Use of Wholly Owned Investment Subsidiaries

A Regulated Fund may, from time to time, form one or more Wholly Owned Investment Subs. Such a subsidiary may be prohibited from investing in a Co-Investment Transaction with a Regulated Fund (other than its parent) or any Affiliated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that each Wholly Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the Regulated Fund that owns it and that the Wholly Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly.

B.	Applicable Law

1.	Section 17(d) and 57(a)(4)

Section 17(d) of the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) from participating in a joint transaction with the BDC, or a company controlled by the BDC, in contravention of rules as prescribed by the Commission. In particular, Section 57(a)(4) applies to:

•	Any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to Section 2(a)(3)(C); or

•	Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC); or any person who is an affiliated person of any of the foregoing within the meaning of Section 2(a)(3)(C) or (D).

Section 2(a)(3)(C) defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(3)(D) defines “any officer, director, partner, copartner, or employee” of an affiliated person as an affiliated person. Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser that provides discretionary investment management services to a fund and that sponsored, selected the initial directors, and provides administrative or other non-advisory services to the fund, controls such fund, absent compelling evidence to the contrary.19

[19]	See, e.g., SEC Rel. No. IC-4697 (Sept. 8, 1966) (“For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc.”); Lazard Freres Asset Management, SEC No-Action Letter (pub. avail. Jan. 10, 1997) (“While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client’s management or policies, whether an investment company and another entity are under common control is a factual question….”).

2.	Rule 17d-1

Rule 17d-1 generally prohibits an affiliated person (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such first or second tier affiliate. Rule 17d-1 generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3)) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to persons subject to Sections 57(a) and (d) by Section 57(i) to the extent specified therein. Section 57(i) provides that, until the Commission prescribes rules under Sections 57(a) and (d), the Commission’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a) or (d). Because the Commission has not adopted any rules under Section 57(a) or (d), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a) or (d).

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.20 The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d)…is to prevent…injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”21 Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.”22

Applicants believe that the Conditions would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 and Section 57(i) would be met.

[20]	See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.

[21]	Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).

[22]	H. Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

C.	Need for Relief

Co-Investment Transactions are prohibited by either or both of Rule 17d-1 and Section 57(a)(4) without a prior exemptive order of the Commission to the extent that the Affiliated Funds and the Regulated Funds participating in such transactions fall within the category of persons described by Rule 17d-1 and/or Section 57(b), as modified by Rule 57b-1 thereunder, as applicable, vis-à-vis each participating Regulated Fund.

Each of the participating Regulated Funds and Affiliated Funds may be deemed to be affiliated persons vis-à-vis a Regulated Fund within the meaning of Section 2(a)(3) by reason of common control because (i) Existing Advisers manage, and may be deemed to control, the Existing Affiliated Funds and any other Affiliated Fund will be managed by, and may be deemed to be controlled by, an Adviser to Affiliated Funds; (ii) PSG is the investment adviser to, and may be deemed to control, RA, and an Adviser to the Regulated Funds will be the investment adviser to, and may be deemed to control, any Future Regulated Fund; (iii) each BDC Downstream Fund will be deemed to be controlled by its BDC parent and/or its BDC parent’s investment adviser; and (iv) the Advisers to Affiliated Funds and the Advisers to Regulated Funds are under common control. Thus, each of the Affiliated Funds could be deemed to be a person related to the Regulated Funds in a manner described by Section 57(b) and related to the other Regulated Funds in a manner described by Rule 17d-1; and therefore the prohibitions of Rule 17d-1 and Section 57(a)(4) would apply respectively to prohibit the Affiliated Funds from participating in Co-Investment Transactions with the Regulated Funds.

Further, because the BDC Downstream Funds and Wholly-Owned Investment Subs are controlled by the Regulated Funds, the BDC Downstream Funds and Wholly-Owned Investment Subs are subject to Section 57(a)(4) (or Section 17(d) in the case of Wholly-Owned Investment Subs controlled by Regulated Funds that are registered under the Act) and thus also subject to the provisions of Rule 17d-1 and therefore would be prohibited from participating in Co-Investment Transactions without the Order.

In addition, because Brookfield Proprietary Accounts are controlled by BAM and, therefore, may be under common control with the Existing Advisers, any future Advisers, and any Future Regulated Funds, the Brookfield Proprietary Accounts could be deemed to be persons related to the Regulated Funds (or a company controlled by the Regulated Funds) in a manner described by Section 57(b) and also prohibited from participating in the Co-Investment Program.

D.	Precedents

The Commission has issued numerous exemptive orders under the Act permitting registered investment companies and BDCs to co-invest with affiliated persons.23 Although the various precedents involved somewhat different formulae, the Commission has accepted, as a basis for relief from the prohibitions on joint transactions, use of allocation and approval procedures to protect the interests of investors in the BDCs and registered investment companies. Applicants submit that the allocation procedures set forth in the Conditions for relief are consistent with and expand the range of investor protections found in the precedent orders cited in this Application.

[23]	See, e.g., AB Private Credit Investors Corp., et al. (File No. 812-14925) Investment Company Act Rel. Nos. 33152 (July 9, 2018) (notice) and 33191 (August 6, 2018) (order); Blackstone / GSO Floating Rate Enhanced Income Fund, et al. (File No. 812-14835) Investment Company Act Rel. Nos. 33149 (July 6, 2018) (notice) and 33186 (July 31,2018); Benefit Street Partners BDC, Inc., et al. (File No. 812-14601) Investment Company Act Rel. Nos. 33068 (April 6, 2018) (notice) and 33090 (May 1, 2018) (order); Triloma EIG Energy Income Fund, et al. (File No. 812-14848) Investment Company Act Rel. Nos. 33047 (March 14, 2018) (notice) and 33070 (April 10, 2018) (order); Corporate Capital Trust, Inc., et al. (File No. 812-14882) Investment Company Act Rel. Nos. 33043 (March 8, 2018) (notice) and 33064 (April 3, 2018) (order); Alcentra Capital Corporation, et al. (File No. 812-14760) Investment Company Act Rel. Nos. 33038 (February 28, 2018) (notice) and 33059 (March 27, 2018) (order); TriplePoint Venture Growth BDC Corp., et al. (File No. 812-14773) Investment Company Act Rel. Nos. 33037 (February 28, 2018) (notice) and 33060 (March 28, 2018) (order); Bain Capital Specialty Finance, Inc., et al. (File No. 812-14766) Investment Company Act Rel. Nos. 33031 (February 23, 2018) (notice) and 33051 (March 22, 2018) (order); Guggenheim Credit Income Fund, et al. (File No. 812-14831) Investment Company Act Rel. Nos. 32960 (January 3, 2018) (notice) and 32996 (January 30, 2018) (order); TCG BDC, Inc., et al. (File No. 812-14798) Investment Company Act Rel. Nos. 32945 (December 20, 2017) (notice) and 32969 (January 17, 2018) (order); BlackRock Capital Investment Corporation, et al. (File No. 812-14582) Investment Company Act Rel. Nos. 32943 (December 19, 2017) (notice) and 32968 (January 16, 2018) (order).

THL Credit, Inc. and its affiliates previously received exemptive relief consistent with the relief Applicants are requesting herein. Thus, Applicants base this Application on the application of THL Credit, Inc. and its affiliates, for which an order was granted on September 19, 2018 (the “THL Order”).24 Applicants believe that the relief requested herein is consistent with the policy underlying the THL Order as well as co-investment relief granted by the Commission to other BDCs and to registered closed-end funds.

The Commission also has issued orders extending co-investment relief to proprietary accounts.25

IV.	Statement in Support of Relief Requested

In accordance with Rule 17d-1 (made applicable to transactions subject to Section 57(a) by Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Regulated Funds in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. Applicants submit that allowing the Co-Investment Transactions described in this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions.

As required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds being on a basis that is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. The Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Advisers.

A.	Potential Benefits

In the absence of the relief sought hereby, in many circumstances, the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board, including the Required Majority, of each Regulated Fund will determine that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund should be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund should be able to participate in larger transactions; (iii) the Regulated Fund should be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment should have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund should be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the Conditions are fair to the Regulated Funds and their shareholders.

[24]	See THL Credit, Inc., et al. (File No. 812-14807) Investment Company Act Rel. Nos. 33213 (August 24, 2018) (notice) and 33239 (September 19, 2018) (order).

[25]	See Stellus Capital Investment Corporation, et al. (File No. 812-14855) Investment Company Act Rel Nos. 33289 (November 6, 2018) (notice) and 33316 (December 4, 2018) (order); Blackstone / GSO Floating Rate Enhanced Income Fund, et al. (File No. 812-14835) Investment Company Act Rel. Nos. 33149 (July 6, 2018) (notice) and 33186 (July 31,2018); Corporate Capital Trust, Inc., et al. (File No. 812-14882) Inv. Co. Act Rel. Nos. 33043 (March 8, 2018) (notice) and 33064 (April 3, 2018) (order); TriplePoint Venture Growth BDC Corp., et al. (File No. 812-14773) Investment Company Act Rel. Nos. 33037 (February 28, 2018) (notice) and 33060 (March 28, 2018) (order); TCG BDC, Inc., et al. (File No. 812-14798) Investment Company Act Rel. Nos. 32945 (December 20, 2017) (notice) and 32969 (January 17, 2018) (order); Medley Capital Corporation, et al. (File No. 812-14778) Investment Company Act Rel. Nos. 32809 (September 8, 2017) (notice) and 32850 (October 4, 2017) (order); and Harvest Capital Credit Corporation, et al. (File No. 812-14365) Investment Company Act Rel. No. 31860 (October 5, 2015) (notice) and 31930 (December 10, 2015) (order).

B.	Protective Representations and Conditions

The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) all Regulated Funds participating in the Co-Investment Transactions will invest at the same time (except that, subject to the limitations in the Conditions, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa), for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions (not including transactions completed on a pro rata basis pursuant to Conditions 6(c)(i) and 8(b)(i) or otherwise not requiring Board approval) with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Applicants believe that participation by the Regulated Funds in Pro Rata Follow-On Investments and Pro Rata Dispositions, as provided in Conditions 6(c)(i) and 8(b)(i), is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata investment or disposition, eliminates the possibility for overreaching and unnecessary prior review by the Board. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

Applicants also believe that the participation by the Regulated Funds in Non-Negotiated Follow-On Investments and in Dispositions of Tradable Securities without the approval of a Required Majority is consistent with the provisions, policies and purposes of the Act as there is no opportunity for overreaching by affiliates.

If an Adviser, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 15.

In sum, Applicants believe that the Conditions would ensure that each Regulated Fund that participates in any type of Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) or Section 57(a)(4) and the Rules under the Act. As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions in accordance with the Conditions would be consistent with the provisions, policies and purposes of the Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

V.	Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.	Identification and Referral of Potential Co-Investment Transactions.

(a) The Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of any Regulated Fund the Adviser manages.

(b) Each time an Adviser considers a Potential Co-Investment Transaction for an Affiliated Investor or another Regulated Fund that falls within a Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria, each Adviser to a Regulated Fund eligible to participate in the Potential Co-Investment will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.	Board Approvals of Co-Investment Transactions.

(a) If each Adviser to a Regulated Fund deems the participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, the Adviser will then determine an appropriate level of investment for the Regulated Fund.

(b) If the aggregate amount recommended by the Advisers to be invested in the Potential Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated Investors exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on size of Internal Order, as described in Section III.A.1.(b) Each Adviser to a participating Regulated Fund will promptly notify and provide the Eligible Directors with information concerning the Regulated Funds’ and Affiliated Investors’ order sizes to assist the Eligible Directors with their review of the Regulated Fund’s investments for compliance with these allocation procedures.

(c) After making the determinations required in Conditions 1 and 2(a), each Adviser to a participating Regulated Fund will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and Affiliated Investor) to the Eligible Directors of that participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Investors only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

(ii) the Potential Co-Investment Transaction is consistent with:

(A) the interests of shareholders of the Regulated Fund; and

(B) the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria;

(iii) the investment by any other Regulated Funds or any Affiliated Investor would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of other Regulated Funds or Affiliated Investors; provided that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

(A) the settlement date for another Regulated Fund or an Affiliated Fund in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than ten business days or earlier than the settlement date for the Regulated Fund by no more than ten business days, in either case, so long as: (x) the date on which the commitments of the Affiliated Funds and Regulated Funds are made is the same; and (y) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the Co-Investment Transaction will occur within ten business days of each other; or

(B) any other Regulated Fund or Affiliated Investor, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company so long as: (x) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; (y) the Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and (z) any fees or other compensation that any Affiliated Investor or any Regulated Fund or any affiliated person of any Affiliated Investor or Regulated Fund receives in connection with the right of an Affiliated Investor or a Regulated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Investors (who each may, in turn, share its portion with its affiliated persons) and the participating Regulated Funds in accordance with the amount of each party’s investment; and

(iv) the proposed investment by the Regulated Fund will not benefit the Advisers, the Affiliated Investors or the other Regulated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 14, (B) to the extent permitted by Sections 17(e) or 57(k) of the 1940 Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(B)(z).

3.	Right to Decline. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.	General Limitation. Except for Follow-On Investments made in accordance with Conditions 8 and 9 below,[26] a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party has an investment.[27]

5.	Same Terms and Conditions. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, date on which the commitment is entered into, and registration rights (if any) will be the same for each participating Regulated Fund and Affiliated Investor, and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Fund will occur as close in time as practicable and in no event more than ten business days apart. The grant to one or more Regulated Funds or Affiliated Investors, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 5, if Condition 2(c)(iii)(B) is met.

6.	Standard Review Dispositions.

(a) General. If any Affiliated Investor or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security and one or more Regulated Funds and Affiliated Investors have previously participated in a Co-Investment Transaction with respect to the issuer:

[26]	This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

[27]	“Related Party” means (i) any Close Affiliate, and (ii) in respect of matters as to which any Adviser has knowledge, any Remote Affiliate.

“Close Affiliate” means the Advisers, the Regulated Funds, the Affiliated Funds, Brookfield Proprietary Accounts, and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D).

“Remote Affiliate” means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in that definition.

(i) the Adviser to such Regulated Fund or Affiliated Investor, as applicable, will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time; and

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition.

(b) Same Terms and Conditions. Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Investors and Regulated Funds.

(c) No Board Approval Required. A Regulated Fund may participate in such Disposition without obtaining prior approval of the Required Majority if:

(i) (A) the participation of each Regulated Fund and Affiliated Investor in such Disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of the Disposition;28 (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in the Application); and (C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this Condition; or

(ii) each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer; and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Investors is price.

(d) Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

7.	Enhanced Review Dispositions.

(a) General. If any Regulated Fund or Affiliated Investor elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Investors have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Adviser to such Regulated Fund or Affiliated Investor will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition; and

(iii) the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Investors, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b) Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that:

(i) the Disposition complies with Condition 2(c)(i), (ii), (iii)(A), and (iv); and

[28]	In the case of any Disposition, proportionality will be measured by each participating Regulated Fund’s and Affiliated Investor’s outstanding investment in the security in question immediately preceding the Disposition.

(ii) the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 or Rule 17d-1, as applicable, and records the basis for the finding in the Board minutes.

(c) Additional Requirements. The Disposition may be completed in reliance on the Order only if:

(i) Same Terms and Conditions. Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and Conditions as those applicable to the Affiliated Investors and any other Regulated Funds;

(ii) Original Investments. All of the Affiliated Investors’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(iii) Advice of Counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iv) Multiple Classes of Securities. All Regulated Funds and Affiliated Investors that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Investors hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Investor’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial29 in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency or denominations may be treated as the same security; and

(v) No Control. The Affiliated Investors and the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

8.	Standard Review Follow-On Investments.

(a) General. If any Regulated Fund or Affiliated Investor desires to make a Follow-On Investment in an issuer and the Regulated Funds and Affiliated Investors holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Adviser to each such Regulated Fund or Affiliated Investor, as applicable, will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time; and

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

(b) No Board Approval Required. A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if:

[29]	In determining whether a holding is “immaterial” for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

(i) (A) the proposed participation of each Regulated Fund and Affiliated Investor in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,30 immediately preceding the Follow-On Investment; and (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); or

(ii) it is a Non-Negotiated Follow-On Investment.

(c) Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority makes the determinations set forth in Condition 2(c). If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition, the Eligible Directors must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

(d) Allocation. If, with respect to any such Follow-On Investment:

(i) the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Investors’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Investors exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of Internal Orders, as described in Section III.A.1.(b).

(e) Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this Application.

9.	Enhanced Review Follow-On Investments.

(a) General. If any Regulated Fund or Affiliated Investor desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Investors holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Adviser to each such Regulated Fund or Affiliated Investor, as applicable, will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

[30]	To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Investors, proportionality will be measured by each participating Regulated Fund’s and Affiliated Investor’s outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Investors, proportionality will be measured by each participating Regulated Fund’s or Affiliated Investor’s outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

(iii) the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Investors, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b) Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may be completed in reliance on the Order only if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable. The basis for the Board’s findings will be recorded in its minutes.

(c) Additional Requirements. The Follow-On Investment may be completed in reliance on the Order only if:

(i) Original Investments. All of the Affiliated Investors’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(ii) Advice of Counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iii) Multiple Classes of Securities. All Regulated Funds and Affiliated Investors that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Investors hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Investor’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(iv) No Control. The Affiliated Investors, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

(d) Allocation. If, with respect to any such Follow-On Investment:

(i) the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Investors’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Investors exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of Internal Orders, as described in Section III.A.1.(b).

(e) Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this Application.

10.	Board Reporting, Compliance and Annual Re-Approval.

(a) Each Adviser to a Regulated Fund will present to the Board of each Regulated Fund, on a quarterly basis, and at such other times as the Board may request, (i) a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or any of the Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why such investment opportunities were not made available to the Regulated Fund; (ii) a record of all Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated Fund held any investments by any Affiliated Fund or other Regulated Fund during the prior quarter; and (iii) all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds and Affiliated Investors that the Regulated Fund considered but declined to participate in, so that the Independent Directors may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions.

(b) All information presented to the Regulated Fund’s Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

(c) Each Regulated Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and Conditions of the application and the procedures established to achieve such compliance.

(d) The Independent Directors will consider at least annually whether continued participation in new and existing Co-Investment Transactions is in the Regulated Fund’s best interests.

11.	Record Keeping. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f).

12.	Director Independence. No Independent Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise be an “affiliated person” (as defined in the Act) of any Affiliated Fund.

13.	Expenses. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers under their respective advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Regulated Funds and the participating Affiliated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

14.	Transaction Fees.[31] Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e) or 57(k)) received in connection with any Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participants. None of the Advisers, the Affiliated Funds, the other Regulated Funds or any affiliated person of the Affiliated Funds or the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than (i) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(B)(z), (ii) brokerage or underwriting compensation permitted by Section 17(e) or 57(k) or (iii) in the case of the Advisers, investment advisory compensation paid in accordance with investment advisory agreements between the applicable Regulated Fund(s) or Affiliated Fund(s) and its Adviser.

[31]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

15.	Independence. If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares in the same percentages as the Regulated Fund’s other shareholders (not including the Holders) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable State law affecting the Board’s composition, size or manner of election.

VI.	Procedural Matters

1.	Communications

Pursuant to Rule 0-2(f) under the 1940 Act, each Applicant states its address for purposes of this Application is as indicated below:

Brian F. Hurley, Esq.
Brookfield Public Securities Group LLC
Brookfield Place
250 Vesey Street
New York, NY 10281-1023

The Applicants further state that all written and oral communications concerning the Application should be directed to:

Vadim Avdeychik, Esq.
Paul Hastings LLP
200 Park Avenue
New York, NY 10166

vadimavdeychik@paulhastings.com
(212) 318-6054

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 17th day of February 2022.

Brookfield Real Assets Income Fund Inc.

/s/ Brian F. Hurley
Name:	Brian F. Hurley
Title:	President

Brookfield Private Real Assets Master Fund L.P.
Brookfield PSG ICAV - Brookfield Private Real Assets QIAIF Fund
Brookfield Real Assets Hybrid Access Trust (Canada)

By: Brookfield Real Assets Hybrid Fund GP LLC, its general partner

/s/ Brian F. Hurley
Name:	Brian F. Hurley
Title:	Vice President

Brookfield Super-Core Infrastructure Partners L.P.
Brookfield Super-Core Infrastructure Partners (TE) L.P.
Brookfield Super-Core Infrastructure Partners (NUS) L.P.

By: Brookfield Super-Core Infrastructure Partners GP LLC, its general partner

/s/ Fred Day
Name:	Fred Day
Title:	Authorized Signatory

Brookfield Super-Core Infrastructure Partners (ER) SCSP

By: BSIP GP S.A.R.L., its general partner

/s/ Carolina Parisi
Name:	Carolina Parisi
Title:	Authorized Signatory

/s/ Luc Leroi
Name:	Luc Leroi
Title:	Authorized Signatory

Brookfield Infrastructure Debt Fund II LP
Brookfield Infrastructure Debt Fund II-A LP Brookfield Infrastructure Debt Fund II-B LP

By: BID II-A GP, LTD, its general partner

/s/ Fred Day
Name:	Fred Day
Title:	Authorized Signatory

Brookfield Infrastructure Debt Fund Europe II SCSp
Brookfield Infrastructure Debt Fund Europe II-A SCSp RAIF

By: BID II GP S.A.R.L., its general partner

/s/ Carolina Parisi
Name:	Carolina Parisi
Title:	Authorized Signatory

/s/ Luc Leroi
Name:	Luc Leroi
Title:	Authorized Signatory

Brookfield Infrastructure Fund III-A, L.P.

Brookfield Infrastructure Fund III-B, L.P.

Brookfield Infrastructure Fund III-D, L.P.

Brookfield Infrastructure Fund III-A (CR), L.P.

Brookfield Infrastructure Fund III-D (CR), L.P.

By: Brookfield Infrastructure Fund III GP LLC, its general partner

/s/ Fred Day
Name:	Fred Day
Title:	Authorized Signatory

Brookfield Infrastructure Fund IV-A, L.P. Brookfield Infrastructure Fund IV-B, L.P. Brookfield Infrastructure Fund IV-C, L.P. Brookfield Infrastructure Fund IV-ER, SCSp

By: Brookfield Infrastructure Fund IV GP LLC, its general partner

/s/ Fred Day
Name:	Fred Day
Title:	Authorized Signatory

Brookfield Global Transition Fund-A, L.P. Brookfield Global Transition Fund-B, L.P. Brookfield Global Transition Fund-C, L.P.

By: Brookfield Global Transition Fund GP, L.P., its general partner

/s/ John Stinebaugh
Name:	John Stinebaugh
Title:	Authorized Signatory

Brookfield Global Transition Fund (ER) SCSp

By: Brookfield Global Transition Fund GP S.A.R.L., its general partner

/s/ Carolina Parisi
Name:	Carolina Parisi
Title:	Authorized Signatory

/s/ Luc Leroi
Name:	Luc Leroi
Title:	Authorized Signatory

Brookfield Asset Management Inc.

/s/ Sam Pollack
Name:	Sam Pollack
Title:	Managing Partner

Brookfield Infrastructure Partners L.P.

By: Brookfield Infrastructure Partners Limited, its general partner

/s/ Jane Sheere
Name:	Jane Sheere
Title:	Secretary

Brookfield Renewable Partners LP

By: Brookfield Renewable Partners Limited, its general partner

/s/ Jane Sheere
Name:	Jane Sheere
Title:	Secretary

Brookfield Asset Management Private
Institutional Capital Adviser (CANADA), L.P.

By: Brookfield Private Funds Holdings Inc., its general partner

/s/ Fred Day
Name:	Fred Day
Title:	Managing Director

Brookfield Public Securities Group LLC

/s/ Brian F. Hurley
Name:	Brian F. Hurley
Title:	General Counsel

SCHEDULE A

Existing Affiliated Fund

Brookfield Real Assets Income Fund Inc.,

Brookfield Private Real Assets Master Fund L.P.,

Brookfield PSG ICAV - Brookfield Private Real Assets QIAIF Fund,

Brookfield Real Assets Hybrid Access Trust (Canada),

Brookfield Super-Core Infrastructure Partners L.P.,

Brookfield Super-Core Infrastructure Partners (TE) L.P.,

Brookfield Super-Core Infrastructure Partners (NUS) L.P.,

Brookfield Super-Core Infrastructure Partners (ER) SCSP,

Brookfield Infrastructure Debt Fund II LP,

Brookfield Infrastructure Debt Fund II-A LP,

Brookfield Infrastructure Debt Fund II-B LP,

Brookfield Infrastructure Debt Fund Europe II SCSp,

Brookfield Infrastructure Debt Fund Europe II-A SCSp RAIF,

Brookfield Infrastructure Fund III, L.P.,

Brookfield Infrastructure Fund III-A, L.P.,

Brookfield Infrastructure Fund III-B, L.P.,

Brookfield Infrastructure Fund III-D, L.P.,

Brookfield Infrastructure Fund III-A (CR), L.P.,

Brookfield Infrastructure Fund III-D (CR), L.P.,

Brookfield Infrastructure Fund IV, L.P.

Brookfield Infrastructure Fund IV-A, L.P.,

Brookfield Infrastructure Fund IV-B, L.P.,

Brookfield Infrastructure Fund IV-C, L.P.,

Brookfield Infrastructure Fund IV-ER SCSp,

Brookfield Infrastructure Partners L.P.,

Brookfield Renewable Partners LP,

Brookfield Global Transition Fund-A, L.P.,

Brookfield Global Transition Fund-B, L.P.,

Brookfield Global Transition Fund-C, L.P.,

Brookfield Global Transition Fund (ER) SCSp,

Brookfield Asset Management Inc.,

Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P.,

Brookfield Public Securities Group LLC

EXHIBIT A-1
VERIFICATION

The undersigned states that he has duly executed the attached Application dated as of February 17, 2022, for and on behalf of Brookfield Real Assets Income Fund Inc., that he is the authorized signatory of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

/s/ Brian F. Hurley
Name:	Brian F. Hurley
Title:	President

EXHIBIT A-2
VERIFICATION

The undersigned states that he has duly executed the attached Application dated as of February 17, 2022, for and on behalf of Brookfield Private Real Assets Master Fund L.P., Brookfield PSG ICAV - Brookfield Private Real Assets QIAIF Fund and Brookfield Real Assets Hybrid Access Trust (Canada), that he is the authorized signatory of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

By: Brookfield Real Assets Hybrid Fund GP LLC, its general partner

/s/ Brian F. Hurley
Name:	Brian F. Hurley
Title:	Vice President

EXHIBIT A-3
VERIFICATION

The undersigned states that they have duly executed the attached Application dated as of February 17, 2022, for and on behalf of Brookfield Super-Core Infrastructure Partners L.P., Brookfield Super-Core Infrastructure Partners (TE) L.P., Brookfield Super-Core Infrastructure Partners (NUS) L.P. and Brookfield Super-Core Infrastructure Partners (ER) SCSP, that they are the authorized signatories of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that they are familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of their knowledge, information and belief.

Brookfield Super-Core Infrastructure Partners L.P.
Brookfield Super-Core Infrastructure Partners (TE) L.P.
Brookfield Super-Core Infrastructure Partners (NUS) L.P.

By: Brookfield Super-Core Infrastructure Partners GP LLC, its general partner

/s/ Fred Day
Name:	Fred Day
Title:	Authorized Signatory

Brookfield Super-Core Infrastructure Partners (ER) SCSP

By: BSIP GP S.A.R.L, its general partner

/s/ Carolina Parisi
Name:	Carolina Parisi
Title:	Authorized Signatory

/s/ Luc Leroi
Name:	Luc Leroi
Title:	Authorized Signatory

EXHIBIT A-4
VERIFICATION

The undersigned states that he has duly executed the attached Application dated as of February 17, 2022, for and on behalf of Brookfield Infrastructure Debt Fund II LP, Brookfield Infrastructure Debt Fund II-A LP and Brookfield Infrastructure Debt Fund II-B LP, that he is the authorized signatory of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

By: BID II-A GP, LTD, its general partner

/s/ Fred Day
Name:	Fred Day
Title:	Authorized Signatory

EXHIBIT A-5

VERIFICATION

The undersigned states that they have duly executed the attached Application dated as of February 17, 2022, for and on behalf of Infrastructure Debt Fund Europe II SCSp and Brookfield Infrastructure Debt Fund Europe II-A SCSp RAIF, that they are the authorized signatory of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that they are familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of their knowledge, information and belief.

By: BID II GP S.A.R.L., its general partner

/s/ Carolina Parisi
Name:	Carolina Parisi
Title:	Authorized Signatory

/s/ Luc Leroi
Name:	Luc Leroi
Title:	Authorized Signatory

EXHIBIT A-6
VERIFICATION

The undersigned states that he has duly executed the attached Application dated as of February 17, 2022, for and on behalf of Brookfield Infrastructure Fund III, L.P., Brookfield Infrastructure Fund III-A, L.P., Brookfield Infrastructure Fund III-B, L.P., Brookfield Infrastructure Fund III-D, L.P., Brookfield Infrastructure Fund III-A (CR), L.P. and Brookfield Infrastructure Fund III-D (CR), L.P., that he is the authorized signatory of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

By: Brookfield Infrastructure Fund III GP LLC, its general partner

/s/ Fred Day
Name:	Fred Day
Title:	Authorized Signatory

EXHIBIT A-7
VERIFICATION

The undersigned states that he has duly executed the attached Application dated as of February 17, 2022, for and on behalf of Brookfield Infrastructure Fund IV, L.P., Brookfield Infrastructure Fund IV-A, L.P., Brookfield Infrastructure Fund IV-B, L.P., Brookfield Infrastructure Fund IV-C, L.P. and Brookfield Infrastructure Fund IV-ER SCSp, that he is the authorized signatory of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

Brookfield Infrastructure Fund IV-A, L.P.
Brookfield Infrastructure Fund IV-B, L.P.
Brookfield Infrastructure Fund IV-C, L.P.

By: Brookfield Infrastructure Fund IV GP LLC, its general partner

/s/ Fred Day
Name:	Fred Day
Title:	Authorized Signatory

Brookfield Infrastructure Fund IV-ER SCSp

By: Brookfield Infrastructure Fund IV GP S.a.r.l.

/s/ Luc Leroi
Name:	Luc Leroi
Title:	Authorized Signatory

EXHIBIT A-8

VERIFICATION

The undersigned states that she has duly executed the attached Application dated as of February 17, 2022, for and on behalf of Brookfield Infrastructure Partners L.P., that she is the authorized signatory of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that she is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of her knowledge, information and belief.

By: Brookfield Infrastructure Partners Limited, its general partner

/s/ Jane Sheere
Name:	Jane Sheere
Title:	Secretary

EXHIBIT A-9

VERIFICATION

The undersigned states that she has duly executed the attached Application dated as of February 17, 2022, for and on behalf of Brookfield Renewable Partners LP, that she is the authorized signatory of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that she is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of her knowledge, information and belief.

By: Brookfield Renewable Partners Limited, its general partner

/s/ Jane Sheere
Name:	Jane Sheere
Title:	Secretary

EXHIBIT A-10
VERIFICATION

The undersigned states that he has duly executed the attached Application dated as of February 17, 2022, for and on behalf of Brookfield Global Transition Fund-A, L.P., Brookfield Global Transition Fund-B, L.P., Brookfield Global Transition Fund-C, L.P. and Brookfield Global Transition Fund (ER) SCSp, that he is the authorized signatory of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

Brookfield Global Transition Fund-A, L.P.
Brookfield Global Transition Fund-B, L.P.
Brookfield Global Transition Fund-C, L.P.

By: Brookfield Global Transition Fund GP, L.P., its general partner

/s/ John Stinebaugh
Name:	John Stinebaugh
Title:	Authorized Signatory

Brookfield Global Transition (ER) SCSp

By: Brookfield Global Transition Fund GP S.A.R.L., its general partner

/s/ Carolina Parisi
Name:	Carolina Parisi
Title:	Authorized Signatory

/s/ Luc Leroi
Name:	Luc Leroi
Title:	Authorized Signatory

EXHIBIT A-11
VERIFICATION

The undersigned states that he has duly executed the attached Application dated as of February 17, 2022, for and on behalf of Brookfield Asset Management Inc., that he is the authorized signatory of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

/s/ Sam Pollack
Name:	Sam Pollack
Title:	Managing Partner

EXHIBIT A-12
VERIFICATION

The undersigned states that he has duly executed the attached Application dated as of February 17, 2022, for and on behalf of Brookfield Asset Management Private Institutional Capital Adviser (CANADA), L.P., that he is the authorized signatory of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

By: Brookfield Private Funds Holdings Inc., its general partner

/s/ Fred Day
Name:	Fred Day
Title:	Managing Director

EXHIBIT A-13
VERIFICATION

The undersigned states that he has duly executed the attached Application dated as of February 17, 2022, for and on behalf of Brookfield Public Securities Group LLC, that he is the authorized signatory of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

/s/ Brian F. Hurley
Name:	Brian F. Hurley
Title:	Authorized Signatory

EXHIBIT B
RESOLUTIONS OF BOARD OF DIRECTORS OF
BROOKFIELD REAL ASSETS INCOME FUND INC.

RESOLVED, that the officers of Brookfield Real Assets Income Fund Inc. (the “Fund”) be, and each hereby is, authorized to prepare, execute and submit, on behalf of the Fund, the Co-Investment Exemptive Application (the “Exemptive Application”) for an order of the SEC pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 under the 1940 Act, to permit certain joint transactions that otherwise may be prohibited by Section 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act; and be it further

RESOLVED, that all acts and things previously done by any Authorized Officer, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing are in all respects authorized, ratified, approved, confirmed and adopted as acts and deeds by and on behalf of the Company; and be it further

RESOLVED, that the appropriate officers of the Fund be, and each hereby is, empowered and directed to prepare, execute and file such documents, including any amendments thereof, and to take such other actions as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, such determination to be conclusively evidenced by the doing of such acts and the preparation, execution, and filing of such documents.